UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: January 31, 2022

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2020 AND DECEMBER 31, 2021 (UNAUDITED)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2020  AND DECEMBER 31, 2021 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As of December 31,				As of December 31,
	Note	2020	2021		Note	2020	2021

Current assets				Current liabilities
Cash and cash equivalents	8	900,168	957,178	Borrowings	15	452,884	241,340
Trade accounts receivables, net	9	703,167	590,280	Bonds	16	58,446	69,838
Work in progress	10	186,433	316,191	Trade accounts payable	17	1,097,167	967,069
Accounts receivable from related parties	11	27,338	20,817	Accounts payable to related parties	11	43,818	51,004
Other accounts receivable	12	433,531	487,058	Current income tax		34,494	95,249
Inventories, net		552,000	488,326	Other accounts payable	18	718,406	753,864
Prepaid expenses		22,972	32,142	Other provisions	19	92,757	148,921
Total current assets		2,825,609	2,891,992	Total current liabilities		2,497,972	2,327,285

Non-current assets				Non-current liabilities
Trade accounts receivable, net	9	730,666	683,306	Borrowings	15	445,436	338,560
Accounts receivable from related parties	11	620,071	643,897	Bonds	16	874,313	1,191,084
Prepaid expenses		22,264	23,607	Trade accounts payable	17	40,502	-
Other accounts receivable	12	328,223	201,360	Other accounts payable	18	183,232	92,369
Investments in associates and joint ventures	13	35,516	31,393	Accounts payable to related parties	11	36,297	50,712
Investment property		26,073	64,974	Other provisions	19	336,609	329,497
Property, plant and equipment, net	14	405,469	301,207	Deferred income tax liability		102,907	97,365
Intangible assets, net	14	791,990	743,391	Total non-current liabilities		2,019,296	2,099,587
Right-of-use assets, net	14	64,518	47,717	Total liabilities		4,517,268	4,426,872
Deferred income tax asset		262,165	268,962
Total non-current assets		3,286,955	3,009,814	Equity	20
				Capital		871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,131,574	1,131,574
				Other reserves		(169,234)	(135,947)
				Retained earnings		(728,637)	(808,354)
				Equity attributable to controlling interest in the Company		1,267,606	1,221,176
				Non-controlling interest		327,690	253,758
				Total equity		1,595,296	1,474,934
Total assets		6,112,564	5,901,806	Total liabilities and equity		6,112,564	5,901,806

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021
		(as restated)

Revenues from construction activities		1,815,671	2,272,561
Revenues from services provided		936,485	1,095,506
Revenue from real estate and sale of goods		394,249	579,482
		3,146,405	3,947,549

Cost of construction activities		(1,716,309)	(2,157,822)
Cost of services provided		(811,505)	(918,263)
Cost of real estate and sale of goods		(308,339)	(454,484)
	21	(2,836,153)	(3,530,569)
Gross profit		310,252	416,980

Administrative expenses	21	(134,013)	(180,230)
Other income and expenses	22	(181,182)	1,306
Operating (loss) profit		(4,943)	238,056

Financial expenses	23	(146,355)	(262,061)
Financial income	23	39,316	5,773
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	770	(641)
Loss before income tax		(111,212)	(18,873)
Income tax expense		(62,208)	(49,774)
Loss from continuing operations		(173,420)	(68,647)

Loss from discontinued operations		(16,924)	(26,774)
Loss for the period		(190,344)	(95,421)

(Loss) profit attributable to:
Owners of the Company		(217,871)	(131,850)
Non-controlling interest		27,527	36,429
		(190,344)	(95,421)

Loss per share attributable to owners of the Company during the period	27	(0.250)	(0.151)
Loss per share from continuing operations attributable to owners of the Company during the period	27	(0.230)	(0.121)

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021

Loss for the period		(190,344)	(95,421)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(626)	-
Foreign currency translation adjustment, net of tax		8,304	(5,987)
Exchange difference from net investment in a foreign operation, net of tax		708	(428)
Other comprehensive income for the period, net of tax		8,386	(6,415)
Total comprehensive income for the period		(181,958)	(101,836)

Comprehensive income attributable to:
Owners of the Company		(209,599)	(138,232)
Non-controlling interest		27,641	36,396
		(181,958)	(101,836)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations		(192,020)	(111,458)
Discontinued operations		(17,579)	(26,774)
		(209,599)	(138,232)

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020 AND 2021
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number								Non-
	of shares		Legal	Voluntary	Share	Other	Retained		controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(217,871)	(217,871)	27,527	(190,344)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	8,158	-	8,158	146	8,304
Exchange difference from net investment in a foreign operation	-	-	-	-	-	708	-	708	-	708
Comprehensive income of the period	-	-	-	-	-	8,272	(217,871)	(209,599)	27,641	(181,958)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(15,725)	(15,725)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(98,226)	(98,831)
Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(131,850)	(131,850)	36,429	(95,421)
Foreign currency translation adjustment	-	-	-	-	-	(5,957)	-	(5,957)	(30)	(5,987)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the period	-	-	-	-	-	(6,382)	(131,850)	(138,232)	36,396	(101,836)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,974)	(42,974)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(27,104)	(27,104)
- Additional acquisition of non-controlling	-	-	-	-	-	39,669	-	39,669	(39,669)	-
- Deconsolidation Adexus S.A.	-	-	-	-	-	-	52,133	52,133	-	52,133
- Dilution of non-controlling shareholders	-	-	-	-	-	-	-	-	(581)	(581)
Total transactions with shareholders	-	-	-	-	-	39,669	52,133	91,802	(110,328)	(18,526)
Balances as of December 31, 2021	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(808,354)	1,221,176	253,758	1,474,934

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021

OPERATING ACTIVITIES
Loss before income tax		(131,900)	(50,609)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	14 a)	98,504	98,795
Amortization	14 b)	98,621	107,386
Impairment of inventories		791	2,984
Impairment of accounts receivable and other accounts receivable		134,964	29,389
Reversal of impairment of inventories		(821)	-
Debt condonation		(9,451)	-
Change in the fair value of the liability for put option		245	-
Other provisions		126,896	56,338
Renegotiation of liability for acquisition of non-controlling Morelco		-	(70,322)
Financial expense,net		225,212	221,940
Impairment of investment		38	-
Incremental cost accrued		8,875	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(770)	641
Reversal of provisions		(33,264)	(13,027)
Disposal of assets		8,895	13,941
Profit on sale of property, plant and equipment		(2,322)	(3,937)
(Profit) loss on remeasurement of accounts receivable		(25,888)	106,613
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		131,674	(32,629)
Other accounts receivable		(46,117)	25,585
Other accounts receivable from related parties		(20,641)	(57,258)
Inventories		22,578	59,201
Pre-paid expenses and other assets		(823)	(11,681)
Trade accounts payable		(42,062)	(102,037)
Other accounts payable		(58,011)	61,022
Other accounts payable to related parties		3,591	7,703
Other provisions		(9,051)	(27,964)
Interest payment		(137,369)	(146,369)
Payments for purchases of intangibles - Concessions		(3,519)	(5,157)
Payment of income tax		(112,851)	(83,539)
Net cash provided by operating activities		226,024	187,009

INVESTING ACTIVITIES
Sale of property, plant and equipment		9,118	9,621
Interest received		4,292	2,474
Dividends received		2,318	3,445
Payment for purchase of investments properties		(98)	(152)
Payments for intangible purchase		(46,767)	(53,808)
Payments for property, plant and equipment purchase		(33,596)	(42,270)
Net cash applied to investing activities		(64,733)	(80,690)

FINANCING ACTIVITIES
Loans received		185,644	281,079
Bonds issued		-	357,424
Amortization of loans received		(275,163)	(548,360)
Amortization of bonds issued		(37,981)	(48,858)
Payment for transaction costs for debt		-	(5,681)
Dividends paid to non-controlling interest		(82,412)	(25,693)
Cash received (return of contributions) from non-controlling shareholders		(15,725)	(27,104)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	(33,232)
Net cash applied to financing activities		(225,637)	(50,425)
(Net decrease) net increase in cash		(64,346)	55,894
Exchange difference		13,813	1,116
Cash and cash equivalents at the beginning of the period		950,701	900,168
Cash and cash equivalents at the end of the period	8	900,168	957,178

NON-CASH TRANSACTIONS:
Capitalization of interests		5,129	1,244
Acquisition of assets through finance leases		55	104
Dividends declared to non-controlling interest		9,631	17,281
Acquisition of right-of-use assets		9,673	7,988
Acquisition of supplier bonds		25,871	-

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020 AND DECEMBER 31, 2021 (UNAUDITED)

1.   GENERAL INFORMATION

a) Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s corporate name from Graña y Montero S.A.A. to AENZA S.A.A. which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b) Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended December 31, 2021 were authorized by Management and Board of Directors on January 31, 2022.

The consolidated financial statements for the year ended December 31, 2020, were prepared and issued with authorization of Management and the Board of Directors on March 5, 2021, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

Since the date the financial statements were submitted to our shareholders for their approval, until the date of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results occurred and as a result, and in compliance with International Financial Reporting Standards (IFRS), we have recorded such impacts herein, this was revealed through a relevant information communication on May 17, 2021. The events referred to previously, are related mainly to the considerable progress in the negotiations of the Company’s plea bargain agreement, which allowed us to reassess our estimate of our exposure to the contingencies including within its scope. As a result, the amounts included in our financial statements were restructured.

After the filing of the Form 20-F, the Company signed an “Acta de Acuerdo Preparatorio de Colaboracion y Beneficios” (the “Agreement”), with the “Procuraduria Publica ad Hoc”. who dedicate themselves exclusively to the knowledge of investigations related to Crimes of Corruption of Officials and related incurred by the company Odebrecht and others (the “Prosecutor's Office” and with the ad hoc Public Prosecutor's Office for investigations and processes related to crimes of corruption of officials, money laundering and related assets incurred by the company Odebrecht and others (the "Office of the Attorney General"). Pursuant to the Agreement, the Company assumed an obligation to pay a civil penalty, which is within the estimates included in such financial information. The effects of the Effective Collaboration Agreement will enter into force as of their judicial approval.

The consolidated restructured financial statements for the year ended December 31, 2020 have been prepared and issued with authorization of Management and the Board of Directors on June 9, 2021 to ensure consistency between the information presented to the markets in which the Company’s securities are traded, and were approved on the General Mandatory Shareholder’s Meeting held on July 6, 2021.

c) Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement”

Pursuant to the Agreement executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$41.1 million.  The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years.  As of December 31, 2021, we registered the present value of the amounts described before, which amount to S/164.6 million and US$18.9 million (totaling S/240.1 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017.  Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

d) Changes in Shareholders and Board of Directors

On June 15, 2021, the Company was informed that IG4 Capital Infrastructure Investments LP (“IG4”) announced an “Oferta Publica de Adquisición” (“OPA”), or tender offer, for a total of 107,198,601 common shares with voting rights equivalent to 12.29% of the total stock issued by AENZA S.A.A.  Furthermore, the Company was informed by other shareholders representing collectively 12.72% of the common shares that 8.82% executed a vote sindication agreement with IG4 and that 3.9% transferred their shares to a trust in which IG4 holds the decision on voting rights (“derechos politicos”).

On August 10, 2021, the Company was informed that IG4 purchased a significant shareholding participation in AENZA S.A.A., amounting to 25.13% of the company’s capital stock, from which 12.29% was purchased within the OPA and 12.84% was purchased through the “Transaction Documents”, as such documents were denominated in the Offering Information Prospectus updated on July 12, 2021.  Furthermore, on August 12, 2021, certain shareholders of AENZA S.A.A. executed an Amendment to the Contrato de Fideicomiso with IG4 as “fideicomisario” and La Fiduciaria S.A. as “Fiduciaria”, in which, among other aspects, IG4 purchased the voting rights of AENZA’s common shares representing approximately 8.74% of the company’s capital stock, subject to a tenor of 8 years, which could be automatically renewed for an additional period of 8 years.

On August 26, 2021, the Company’s Board of Directors agreed to appoint Mr. André Mastrobuono as new Chief Executive Officer, effective on October 1, 2021. Mr. Luis Díaz Olivero would execute its duties as CEO until such date.

On September 20, 2021, a General Shareholders Meeting was held, in which a renewed Board of Directors was elected for the 2021-2024 period. On the same day, in a Board Meeting, Mr. Juan Vicente Revilla Vergara was appointed as Chairman of the Board and Mr. Gustavo Nickel Buffara de Freitas was appointed as Vice Chairman.  In addition, the Board approved the following changes in the Board Committees:

1. Change of denomination of the Strategy and Investments Committee to the Finance, Risks and Investments Committee;
2. Merge the Audit Committee and the Risks and Compliance Committee into a new Audit and Compliance Committee, and transfer the supervision of risks to the Finance, Risks and Investments Committee;
3. Create the Environmental, Social and Governance (ESG) Committee;
4. Designate the members of the Board Committees:
(a) Audit and Compliance Committee: Carlos Rojas Perla (Chairman), Santiago Hernando Pérez y Antonio Carlos Valente Da Silva.
(b) Environmental, Social and Governance (ESG) Committee: Gema Esteban Garrido (Chairman), Antonio Carlos Valente Da Silva y Esteban Viton Ramírez.

(c) Talent Committee: Juan Vicente Revilla Vergara (Chairman), Gustavo Nickel Buffara de Freitas, Santiago Hernando Pérez y Esteban Viton Ramirez.
(d) Finance, Risks and Investments Committee: Pablo Ignacio Kühlenthal Becker (Chairman), Nicolás Bañados Lyon, Carlos Rojas Perla y Gustavo Nickel Buffara de Freitas

e) New State of emergency due to COVID

On December 23, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until January 31, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations, however, until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

2. BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended December 31, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2020.

3.1. Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2021, have not had impact on the condensed interim consolidated financial statements as of December 31, 2021, and fo this reason thay have not been disclosed.  The Group has not adopted in advance any amendment and modification that are not yet effective

4. FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1 Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a) Market risks

i) Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020 and 2021, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	December 31,
	2020	2021

Soles (a)	3.624	3.998
Chilean Pesos (b)	711.24	844.69
Colombian Pesos (c)	3,432.50	3,981.16

(a) Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b) Chilean pesos published by the Banco Central de  Chile.
(c) Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, includes the following:

	2020	2021
	USD(000)	USD(000)

Assets	586,479	360,834
Liabilities	321,599	431,556

For the periods ended December 31, 2020 and 2021, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2020	2021

Gain	426,164	383,199
Loss	(429,930)	(430,410)

ii) Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii) Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. Under COVID-19 pandemic (Note 1-e), the Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except
non-financial liabilities)	1,001,470	40,502	-	-	1,041,972
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables (except
non-financial liabilities)	356,101	62,943	230,352	322,123	971,519
	2,012,798	538,300	854,754	1,338,101	4,743,953

	Less than	1-2	2-5	More than
As of December 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except
non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables (except
non-financial liabilities)	349,459	22,941	109,383	422,666	904,449
	1,700,085	361,788	1,142,995	1,347,109	4,551,977

4.2 Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note 15). In extraordinary events as explained in Note 1, the Corporation identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020 and 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.08 to 0.70.

	2020	2021
Total financial liabilities and bonds (Note 15 and Note 16)	1,831,079	1,840,822
Less: Cash and cash equivalents (Note 8)	(900,168)	(957,178)
Net debt	930,911	883,644
Total equity	1,595,296	1,474,934
Total capital	2,526,207	2,358,578

Gearing ratio	0.37	0.37

4.3 Fair value estimation
For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.
- Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
- Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
- Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).
The table below shows the Corporation’s liabilities measured at fair value:
Level 3
As of December 31, 2020

Financial liabilities
Other financial entities (Note 15-b)	152,523

As of December 31, 2021

Financial liabilities
Other financial entities (Note 15-b)	165,878

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2020.

6. SEASONALITY OF OPERATIONS
The Corporation does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Corporation's revenues and financial position (Note 1.e).
7. OPERATING SEGMENTS
Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.
The Corporation's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (ivi) real estate.
As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.
Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to Real Estate segment. Revenues from services are related to other segments.
Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.
The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	-	703,167
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	-	15,740	632,214	-	2,181	27,495	-	730,666
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955
Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	-	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	-	-	148,548	-	336,609
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296
Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress, net	316,191	-	-	-	-	-	-	-	316,191
Accounts receivable from related parties	96,073	121	48,012	4,309	-	3,166	52,644	(183,508)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,536,651	259,812	244,780	344,799	9,527	493,385	188,173	(185,135)	2,891,992
Investments available for sale	-	-	-	-	-	-	-	-	-
Total current assets	1,536,651	259,812	244,780	344,799	9,527	493,385	188,173	(185,135)	2,891,992

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,258	8,951	-	-	-	5,443	1,581,030	(1,672,289)	31,393
Investment property	-	-	-	-	-	22,416	42,558	-	64,974
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(10,961)	301,207
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	173,205	4,717	21,304	-	644	16,960	47,038	5,094	268,962
Total non-current assets	916,464	516,390	412,205	669,898	20,408	111,528	2,351,747	(1,988,826)	3,009,814
Total assets	2,453,115	776,202	656,985	1,014,697	29,935	604,913	2,539,920	(2,173,961)	5,901,806

Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	754,094	67,686	44,210	30,637	464	30,401	38,894	683	967,069
Accounts payable to related parties	131,531	1,079	47,340	42,185	19	19,155	13,623	(203,928)	51,004
Current income tax	59,698	15,748	17,920	-	347	1,058	478	-	95,249
Other accounts payable	559,803	23,116	38,198	9,104	791	91,342	31,510	-	753,864
Provisions	67,076	25,498	1,759	-	-	560	54,028	-	148,921
Total current liabilities	1,713,610	160,173	189,751	106,467	1,639	211,581	155,915	(211,851)	2,327,285

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Long-term trade accounts payable	-	-	-	-	-	-	-	-	-
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,663	31,187	-	47,515	-	-	-	-	97,365
Total non-current liabilities	181,776	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,587
Total liabilities	1,895,386	368,332	449,125	847,669	29,172	241,323	1,095,505	(499,640)	4,426,872
Equity attributable to controlling interest in the Company	543,768	378,653	152,303	125,271	763	139,728	1,441,579	(1,560,889)	1,221,176
Non-controlling interest	13,961	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,758
Total liabilities and equity	2,453,115	776,202	656,985	1,014,697	29,935	604,913	2,539,920	(2,173,961)	5,901,806

Operating segment performance
Segment Reporting
		Infrastructure
For the period ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	71,197	(385,062)	3,146,405
Gross profit (loss)	115,995	53,251	40,858	107,918	366	40,345	(2,344)	(46,137)	310,252
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(23,647)	54,811	(134,013)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(55,984)	60	(181,182)
Operating (loss) profit	(30,563)	32,947	(55,302)	95,252	119	25,845	(81,975)	8,734	(4,943)
Financial expenses	(54,173)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(48,371)	28,328	(146,355)
Financial income	8,792	2,239	4,326	1,586	897	4,584	47,402	(30,510)	39,316
Dividends	-	-	-	-	-	-	7,222	(7,222)	-
Share of profit or loss in associates and joint ventures	-	2,391	-	-	-	34	(105,888)	104,233	770
(Loss) profit before income tax	(75,944)	20,052	(83,352)	87,522	741	17,816	(181,610)	103,563	(111,212)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(7,768)	(37)	(62,208)
(Loss) profit from continuing operations	(79,558)	12,552	(96,829)	60,841	464	14,962	(189,378)	103,526	(173,420)
Loss from discontinuing operations	-	-	-	-	-	-	(16,919)	(5)	(16,924)
(Loss) profit for the year	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(Loss) profit from attributable to:
Owners of the Company	(76,580)	9,176	(88,865)	45,631	464	1,391	(206,257)	97,169	(217,871)
Non-controlling interest	(2,978)	3,376	(7,964)	15,210	-	13,571	(40)	6,352	27,527
	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

Operating segment performance
Segment Reporting
		Infrastructure
For the Period ended December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,560,138	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	3,947,549
Gross profit (loss)	142,900	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	416,980
Administrative expenses	(125,711)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(180,230)
Other income and expenses, net	43,685	(4,400)	(1,284)	1,537	4	1,337	(38,705)	(868)	1,306
Operating profit (loss)	60,874	91,103	66,220	69,263	877	28,451	(81,526)	2,794	238,056
Financial expenses	(121,199)	(14,705)	(29,442)	(8,298)	(124)	(11,947)	(118,676)	42,330	(262,061)
Financial income	1,870	1,034	2,544	520	510	2,269	40,740	(43,714)	5,773
Dividends	-	-	-	-	-	-	20,008	(20,008)	-
Share of profit or loss in associates and joint ventures	(1,574)	2,833	-	-	-	831	32,638	(35,369)	(641)
(Loss) profit before income tax	(60,029)	80,265	39,322	61,485	1,263	19,604	(106,816)	(53,967)	(18,873)
Income tax	(17,509)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(49,774)
(Loss) profit from continuing operations	(77,538)	57,796	29,310	42,103	763	12,960	(80,008)	(54,033)	(68,647)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(77,538)	57,796	29,310	42,103	763	12,960	(106,724)	(54,091)	(95,421)

(Loss) profit from attributable to:
Owners of the Company	(74,639)	51,294	18,345	31,577	763	794	(106,677)	(53,307)	(131,850)
Non-controlling interest	(2,899)	6,502	10,965	10,526	-	12,166	(47)	(784)	36,429
	(77,538)	57,796	29,310	42,103	763	12,960	(106,724)	(54,091)	(95,421)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.
8. CASH AND CASH EQUIVALENTS
As of December 31, this account comprises:

	2020	2021

Cash on hand	996	936
Remittances in-transit	2,340	2,222
Bank accounts (a)	274,582	367,240
Current accounts	161,227	142,029
Banco de la Nacion	20,862	19,847
Savings deposits and mutual funds	9,038	62
Time deposits (less than 3 months)	83,455	205,302
Escrow account (b)	622,250	586,780
Operational funds	298,435	261,001
Reserve funds	144,737	163,939
Consortium funds	122,088	78,589
Guarantee funds	56,990	83,251
900,168	957,178

(a) The Corporation maintains current accounts with local and foreign banks that include time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.18% and 0.9%. Additionally, it includes current accounts in the Banco de la Nacion for the exclusive use of paying tax obligations.
(b) The Corporation maintains trust accounts in local and foreign banks for the exclusive use of operations in projects and join operations. It also includes reserve funds for the payments of bonds issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. amounting to S/110 million and S/22 million, respectively, as of December 31, 2021 (S/125 million and S/28 million, respectively, as of December 31, 2020).
9.   TRADE ACCOUNTS RECEIVABLES, NET
As of December 31, this account comprises:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Receivables (net) (a)	759,795	773,575	260,689	269,427	499,106	504,148
Unbilled receivables (net) - Subsidiaries (b)	407,262	209,258	331,142	209,258	76,120	-
Unbilled receivables (net) - Concessions (c)	266,776	290,753	111,336	111,595	155,440	179,158
	1,433,833	1,273,586	703,167	590,280	730,666	683,306

a) Receivables are presented net of impairment and present value discount. The value of the impairment amounts to S/45.3 million (S/48.1 million as of December 31, 2020). The ageing is detailed as follows:

	2020	2021
Current	724,322	683,921
Past due up to 30 days	5,737	41,222
Past due from 31 days up to 90 days	6,801	11,668
Past due from 91 days up to 120 days	2,279	15,814
Past due from 121 days up to 360 days	4,185	7,070
Past due over 360 days	16,471	13,880
	759,795	773,575

As of December 31, 2021, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/9.5 million, UNNA Transporte S.A.C. for S/2.7 million, Cumbra Ingenieria S.A. for S/1.6 million, and others for S/0.1 million (Cumbra Peru S.A. for S/12.5 million, UNNA Transporte S.A.C. for S/2.7 million, Cumbra Ingenieria S,A. for S/0.8 millones and others for S/0.5 millones, as of December 31, 2020).
b)   Unbilled receivables from subsidiaries correspond to the estimates for services rendered that were not billed, valuations in process or pending approval. The balance includes impairment for S/5.2 million and present value discount for S/5.9 million (impairment for S/5.9 million and present value discount for S/12.5 million, as of December 31, 2020), and detailed by subsidiary:

Unbilled receivables - Subsidiaries
	2020	2021
Cumbra Peru S.A.	315,878	170,063
Cumbra Ingenieria S.A.	25,823	24,177
UNNA Transporte S.A.C.	6,298	10,291
UNNA Energia S.A.	1,512	4,718
Qualys S.A.	-	5
Aenza S.A.A	-	4
Adexus S.A.	57,751	-
	407,262	209,258

c)   Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	2020	2021
Tren Urbano de Lima S.A.	235,763	256,526
Carretera Andina del Sur S.A.C.	10,611	12,667
Red Vial 5 S.A.	15,436	16,451
Carretera Sierra Piura S.A.C.	4,401	4,489
Concesionaria La Chira S.A.	565	620
	266,776	290,753

10. WORK IN PROGRESS
As of December 31, this account comprises:

	2020	2021

Cumbra Peru S.A.	170,965	312,068
Cumbra Ingenieria S.A.	15,468	4,123
	186,433	316,191

Work in progress costs include all those expenses incurred for construction contracts. The Corporation estimates that all costs incurred will be billed and collected.

The main projects of work in progress, grouped by subsidiary, are presented below:
	2020	2021

Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	24,224	139,025
Vial y Vives - DSD S.A. - Quebrada Blanca Project	73,337	64,777
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	68,701	82,253
Cumbra Peru S.A. - Jorge Chavez Airport	-	16,602
Cumbra Peru S.A. - Talara Refinery	15,468	7,128
Others	4,703	6,406
	186,433	316,191

11. TRANSACTIONS WITH RELATED PARTIES
a)   Transactions with related parties
Major transactions for the periods ended December 31, 2020 and 2021 between the Company and its related parties are summarized as follows:
	2020	2021
Revenue from sales of goods and services:
- Joint operations	15,903	22,374
- Associates	5	-
	15,907	22,374

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b)   Balances of transactions with related parties
	As of December 31,		As of December 31,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	9,792	-
Consorcio Rio Mantaro	-	7,655	-	7,043
Consorcio Constructor Chavimochic	-	6,208	-	9,301
Consorcio Peruano de Conservacion	3,156	-	654	2,392
Consorcio Vial Quinua	-	2,051	-	1,947
Consorcio Chicama Ascope	2,922	-	-	-
Consorcio Inti Punku	-	6,556	1,865	1,733
Consorcio GyM Conciviles	1,341	1,472	1,479	1,074
Consorcio Manperan	1,057	656	1,389	4,968
Consorcio Italo Peruano	1,520	217	1,394	106
Consorcio Norte Pachacutec	1,077	1,192	125	282
Consorcio Ermitaño	890	474	1,028	515
Terminales del Peru	501	161	92	399
Consorcio CDEM	1,111	-	-	1,545
Consorcio GyM-Stracon	-	644	-	143
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,015	-	633
Otros menores	2,446	1,701	288	1,803
	25,378	30,002	18,106	33,884

Other related parties
Ferrovias S.A.	-	11,139	-	15,513
Peru Piping Spools S.A.C.	1,960	2,677	2,711	1,607
	1,960	13,816	2,711	17,120
Current portion	27,338	43,818	20,817	51,004

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	643,897	-
Ferrovias S.A.	-	12,862	-	14,690
Ferrovias Participaciones S.A.	-	23,435	-	36,022
Non-current	620,071	36,297	643,897	50,712

Receivables and payables are mainly current and do not have specific guarantees.
Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of December 31, 2021 do not require a provision for impairment. The account receivable from Gasoducto Sur Peruano S.A. is presented net of impairment and present value discount; the variation between December 2020 and December 2021, is mainly due to the effect of the exchange difference, generating an income of S/56.4 million; and the impact of the discount rate applied to the calculation of the present value, that generated an expense of S/32.6 million (Note 23).
Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12. OTHER ACCOUNTS RECEIVABLE
As of December 31, this account comprises:
	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances to suppliers	76,200	33,769	76,200	33,769	-	-
Income tax on-account payments	48,054	44,074	48,052	44,072	2	2
VAT credit	54,076	47,295	43,498	38,924	10,578	8,371
Guarantee deposits	217,441	199,132	156,123	185,334	61,318	13,798
Claims to third parties	212,565	215,943	108,748	186,065	103,817	29,878
Petroleos del Peru S.A.- Petroperu S.A.	87,826	106,077	17,132	19,262	70,694	86,815
ITAN and other tax receivable	63,003	48,378	30,468	17,302	32,535	31,076
Restricted funds	29,121	7,346	2,092	-	27,029	7,346
Rental and sale of equipment - Cumbra Peru S.A. projects	29,149	32,827	29,149	32,827	-	-
Accounts receivable from personneel	10,957	16,963	10,957	16,963	-	-
Consorcio Panorama	25,026	27,193	-	-	25,026	27,193
Other minors	10,386	38,991	9,738	38,854	648	137
	863,804	817,987	532,157	613,371	331,647	204,616
Impairment	(102,050)	(129,569)	(98,626)	(126,313)	(3,424)	(3,256)
	761,754	688,418	433,531	487,058	328,223	201,360

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.
The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.
13. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of December 31, this account comprises:
	2020	2021
Associates	27,246	22,267
Joint ventures	8,270	9,127
	35,516	31,393

The movement of our investments in associates for the periods ended December 31, 2020 and 2021 is as follows:
	2020	2021
Balance at January 1,	37,035	35,516
Dividends received	(2,318)	(3,445)
Equity interest in results	770	(641)
Impairment of investment	(38)	-
Conversion adjustment	67	(37)
Balance at December 31,	35,516	31,393

Concesionaria Chavimochic S.A.C.
The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.
The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process and close to the stage that corresponds to the arbitral decision.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.
14. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS
The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended December 30, 2020 and 2021, is as follows:
		Property,
	Investment	plant and	Intangibles	Right-of-use
	property	equipment	assets	assets
		(a)	(b)	(a)

Net cost at January 1, 2020	28,326	463,990	854,227	90,581

Additions	98	36,065	50,405	12,075
Reclassifications and disposals	-	(17,564)	(23,625)	(21,541)
Conversion adjustments	-	8,334	9,612	934
Deductions for sale of assets	62	(6,796)	(8)	-
Depreciation, amortization	(2,413)	(78,560)	(98,621)	(17,531)

Net cost at December 31, 2020	26,073	405,469	791,990	64,518

Net cost at January 1, 2021	26,073	405,469	791,990	64,518

Additions	152	42,374	68,350	7,988
Reclassifications and disposals	43,113	(56,985)	(1,815)	5,943
Desconsolidation of subsidiary	-	(7,935)	(751)	(6,632)
Conversion adjustments	(48)	(5,252)	(6,997)	(401)
Deductions for sale of assets	-	(5,684)	-	-
Depreciation, amortization	(4,316)	(70,780)	(107,386)	(23,699)

Net cost at December 31, 2021	64,974	301,207	743,391	47,717

(a)   Property, plant and equipment and right-of-use assets
As of December 31, 2021, additions to property, plant and equipment mainly corresponds to machinery of the engineering and construction segment for S/19.6 million; works in progress and units to be received corresponding to the drilling stage of the infrastructure segment for S/15.7 million; and equipment of the engineering and construction segment for S/3.8 million (as of December 31, 2020, machinery of the engineering and construction segment for S/17.1 million, works in progress and units to be received of the infrastructure segment for S/12 million and of the engineering and construction segment for S/2.8 million ; and equipment of the engineering and construction segment for S/1 million).

During 2021, the net value corresponding to the building located in Surquillo has been reclassified to Investment Properties due to management's decision to lease the property located at Av Paseo de la Republica 4675.

As of December 31, 2021, additions to right-of-use assets correspond mainly to lease agreements for the acquisition of equipment.

For the periods ended December 31 2020 and 2021, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2020	2021

Cost of services and goods (Note 21)	79,732	82,063
Administrative expenses (Note 21)	6,393	5,425
Depreciation discontinued operations	12,379	5,940
Total depreciation	98,504	93,428
(-) Depreciation related to investment property	(2,413)	(4,316)
(-) Depreciation related to right-of-use assets (Note 14)	(17,531)	(18,332)
Total depreciation of property, plant and equipment	78,560	70,780

(b)  Intangible assets
As of December 31 2021, the additions to intangibles correspond mainly to investments in the preparation of wells and other assets of the infrastructure segment for S/51.2 million; software development of the engineering and construction segment for S/8.5 million; and concessions, licenses and other assets corresponding to the infrastructure segment for S/6.2 million (as of December 31 2020, investments in the preparation of wells for S/44.5 million, concessions and licenses corresponding to the infrastructure segment for S/4.4 million).
For the periods ended December 31 2020 and 2021, the amortization of intangibles is broken down in the statement of income as follows:
	2020	2021
Cost of sales and services (Note 21)	93,135	102,452
Administrative expenses (Note 21)	4,138	3,642
Amortization discontinued operations	1,348	1,292
	98,621	107,386

Goodwill
Management reviews businesses results based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:
	2020	2021
Engineering and construction	38,211	36,345
Electromechanical	20,735	20,735
	58,946	57,080

The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary Cumbra Peru S.A.

15. BORROWINGS
As of December 31, this item comprises:
	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Bank loans (a)	571,659	343,679	409,272	217,935	162,387	125,744
Finance leases	52,391	9,836	13,635	5,118	38,756	4,718
Lease liability for right-of-use asset	72,726	60,507	19,950	14,541	52,776	45,966
Other financial entities (b)	201,544	165,878	10,027	3,746	191,517	162,132
	898,320	579,900	452,884	241,340	445,436	338,560

(a)   Bank loans

As of December 31, 2020 and 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11% in 2020 and between 0.9% and 11% in 2021.

			Current		Non-current
	Interest	Date of	At December 31,		At December 31,
	rate	maturity	2020	2021	2020	2021

Cumbra Peru S.A. (i)	0.90% / 8.50%	2025	222,924	129,905	19,977	4,526
UNNA Energia S.A. (ii)	6.04% / 7.68%	2027	24,950	23,351	99,474	120,635
Viva Negocio Inmobiliario S.A.	7.00% / 11.00%	2023	90,197	64,679	3,318	583
AENZA S.A.A. (iii)	9.10% / 10.10%	2021	51,977	-	39,618	-
Adexus S.A.	0.50% / 1.15%	2021	19,224	-	-	-
			409,272	217,935	162,387	125,744

i)     Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD S.A. and Concesionaria Via Expresa Sur S.A. The loan matured in July 2020, which maturity was extended, most recently, until May 31, 2021. On August 12, 2021, the lenders agreed to extend the maturity date of the Framework Agreement, the Financing Agreement and the Syndicated Letter of Guarantee Facility to July 31, 2022.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount pending payment.

In August 2021, US$20 million was paid, equivalent to S/81.3 million. As of December 31 2021, the Company's balance payable under the Financial Stability Framework Agreement amounts to US$7.4  million, equivalent to S/29.5 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020).

As of December 31 2021, the account receivable rate and unbilled receivable rate reached 212% and 284%, respectively.  As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. The Company complied with the requirement of the Financial Stability Framework Agreement.

ii)   UNNA Energía S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April and December 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) and US$4.3 million (equivalent to US$16.9 million), respectively, was requested for the additional investments. As of December 31, 2021, TP has a total amount of financing of US$54.3 million (equivalent to S/217.4 million) and due in 2027 (US$46.4 million, equivalent to S/168.2 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$27.2 million, equivalent to S/108.7 million ( US$23.2 million, equivalent to S/84.1 million, as of December 31, 2020).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2021, TP has a total amount of financing of US$18.4 million (equivalent to S/73.6 million) and due in 2026 (US$22 million, equivalent to S/80 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. amounts to US$9.2 million, equivalent to S/36.8 million (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of December 31, 2021 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)  CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

In August 2021, the loan was paid in full. (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv)   Banco Santander Loan

On December 28, 2020, Técnicas Reunidas enforced two letters of credit for a total  amount of US$23.7 million, which had been issued by Santander on behalf of our subsidiary Cumbra Perú S.A. as security pursuant to a construction contract. As a result, Cumbra Perú S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8% and due on September 30, 2022. In October and December 2021, the debt was paid for US$2.5 million and US$1 million, respectively. As of December 31, 2021, the principal amount of the loan is US$20.2 million, equivalent to S/80.8 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020).

Pursuant to the Loan Agreement executed with Banco Santander S.A., Cumbra Peru was obliged to amortize US$1.5 mm on December 31, 2021.  However, such agreement stipulates that to the extent other payment obligations have not been fulfilled (Amortization of Direct Debt to the banks of the Syndicated Line), AENZA could request to Banco Santander S.A. the same payment waivers granted by these creditors (banks of the Syndicated Line).  Therefore, on December 30, 2021, Cumbra Peru requested Banco Santander S.A. a waiver with respect to the amortization date in the following main terms: (i) waiver of the US$1.5 mm amortization on the Payment Date and (ii) schedule the amortization to February 15, 2022, to the extent that the amortization of the Syndicated Line Amortization is fulfilled on the same date.

Banco Santander S.A. approved a payment waiver with effective date December 31, 2021.

As of December 31, 2021, Cumbra Perú S.A. is in compliance with the covenants under the Loan Agreement with Banco Santander S.A.

(b)  Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of December 31, 2021, the loan balance payable amounted to US$41.5 million, equivalent to S/165.8 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million).

(c)   Fair value of borrowings
The carrying amount and fair value of borrowings are broken down as follows:
	Carrying amount			Fair value
	2020	2021	2020	2021

Bank loans	571,659	343,679	589,737	372,270
Finance leases	52,391	9,836	54,343	9,097
Lease liability for right-of-use asset	72,726	60,507	88,779	66,943
Other financial entities	201,544	165,878	247,857	165,878
	898,320	579,900	980,716	614,188

As of December 31, 2021, the fair value is based on cash flows discounted using debt rates between 3.9% and 10% ((between 0.7% and 11% as of December 31, 2020) and are included as Level 2 in the level of measurement.
16. BONDS
As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	626,697	21,081	24,496	603,373	602,201
Red Vial 5 S.A. (b)	280,848	251,933	32,819	36,637	248,029	215,296
AENZA S.A.A. (c)	-	356,010	-	3,809	-	352,201
Cumbra Perú S.A. (d)	27,457	26,282	4,546	4,896	22,911	21,386
	932,759	1,260,922	58,446	69,838	874,313	1,191,084

(a)   Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2021, an accumulated amortization amounting to S/106.9 million (S/90.6 million as of December 31, 2020) has been made.
As of December 31, 2021, the balance includes VAC adjustments and interest payable for S/121.1 million (S/103.4 million as of December 31, 2020).
The account movement for the periods ended December 31, 2020 and 2021 is as follows:
	2020	2021

Balance at January, 1	618,497	624,454
Amortization	(11,582)	(16,376)
Accrued interest	47,615	49,013
Interest paid	(30,076)	(30,394)
Balance at December, 31	624,454	626,697

As of December 31, 2020 and 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2021, the fair value amounts to S/626.8 million (S/710 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 4.9% (3.6% as of December 31, 2020) and corresponds to level 2 of the fair value hierarchy.
(b)  Red Vial 5 S.A.
Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.
The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.
The account movement for the periods ended December 31, 2020 and 2021 is as follows:
	2020	2021

Balance at January, 1	305,545	280,848
Amortization	(24,820)	(28,836)
Accrued interest	24,619	22,315
Interest paid	(24,496)	(22,394)
Balance at December, 31	280,848	251,933

As of December 31, 2020 and 2021, Norvial S.A. has complied with the covenants.
As of December 31, 2021, the fair value amounts to S/260 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate 8.1% as of December 31, 2020 and 2021, and is within level 2 of the fair value hierarchy.
(c)   AENZA S.A.A.
In August 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.
The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation
As of December 31, 2021, the principal balance amounts to US$89.9 million equivalent to S/359.7 million. The debt balance net of costs incurred amounts to S/356 million.
As of December 31, 2021, the fair value amounts to S/ million, is based on discounted cash flows using rate % and is within level 3 of the fair value hierarchy.
(d)  Cumbra Peru S.A.
At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.
In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.
The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2021, the balance includes accrued interest payable for US$0.3 million, equivalent to S/1 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended December 31, 2020 and 2021 is as follows:
	2020	2021

Balance at January, 1	-	27,457
Additions	25,871	-
Amortization	(1,579)	(3,687)
Exchange difference	2,153	2,561
Accrued interest	2,152	2,219
Interest paid	(1,140)	(2,268)
Balance at December, 31	27,457	26,282

As of December 31, 2021, the fair value amounts to S/27.1 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 7.4% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.
17. TRADE ACCOUNTS PAYABLE
As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Invoices payable	470,118	506,798	470,118	506,798	-	-
Provision of contract costs (a)	618,797	454,662	618,797	454,662	-	-
Notes payable	48,754	5,609	8,252	5,609	40,502	-
	1,137,669	967,069	1,097,167	967,069	40,502	-

(a)   The contract cost provisions include:
i)    Goods and services received and not invoiced for S/296.6 million on engineering and construction segment, S/66 million on infrastructure segment, S/20.6 million on real estate segment and S/16.5 million on parent company operations segment (S/429.2 million, S/62.8 million, S/24.6 million and S/6.5 million, respectively, as of December 31, 2020).
ii)   Estimate costs to come according to the the completion porcentage of projects on engineerina and construction segment amounting to S/54.9 million (S/95.7 million, as of December 31, 2020).
18. OTHER ACCOUNTS PAYABLE
As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	309,590	321,613	278,490	314,577	31,100	7,036
Consorcio Ductos del Sur - payable (b)	88,206	77,665	28,836	29,242	59,370	48,423
Salaries and other payable	77,386	126,381	77,386	126,381	-	-
Put option liability on Morelco acquisition	118,622	27,986	79,096	27,986	39,526	-
Third-party loans	11,608	2,076	9,533	-	2,075	2,076
Other taxes payable	115,862	124,423	102,240	112,663	13,622	11,760
Acquisition of additional non-controlling interest	27,596	25,253	27,596	25,253	-	-
Guarantee deposits	23,744	26,017	23,744	26,017	-	-
Consorcio Rio Mantaro - payables	58,129	58,502	58,129	58,502	-	-
Provision of interest for debt with suppliers	16,425	3,056	-	285	16,425	2,771
Share purchase agreement - Inversiones Sur	14,496	15,992	-	-	14,496	15,992
Other accounts payables	39,974	37,269	33,356	32,958	6,618	4,311
	901,638	846,233	718,406	753,864	183,232	92,369

(a)  Advances received from customers mainly corresponds to construction projects, and are applied to progress billings, in accordance with contract terms.

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Customer advances from Consortiums	83,640	27,568	83,640	27,568	-	-
Customer advances for real estate projects	78,286	80,188	78,286	80,188	-	-
Quellaveco Project	86,415	10,841	71,571	10,841	14,844	-
Special National Transportation Infrastructure Project	24,050	19,582	13,781	12,765	10,269	6,817
Gasoducto Piura Construction	31,048	5,745	25,292	5,745	5,756	-
Pebbles Quebrada Blanca Phase 2 Project	-	120,642	-	120,642	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project	-	52,063	-	52,063	-	-
Others	6,151	4,984	5,920	4,765	231	219
	309,590	321,613	278,490	314,577	31,100	7,036

(b) The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/77.6 million (S/88.2 million as of December 31, 2020), the subsidiary Cumbra Peru S.A. as a result of the termination  of Gasoducto Sur Peruano S.A. operations.
The fair value of current accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.
19. PROVISIONS
As of December 31, this item includes:
	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Legal claims (a)	368,241	359,587	78,627	112,722	289,614	246,865
Tax claims	8,176	36,356	3,293	15,666	4,883	20,690
Provision for well closure (b)	52,949	82,475	10,837	20,533	42,112	61,942
	429,366	478,418	92,757	148,921	336,609	329,497

(a)  Legal contingencies correspond mainly to:
Civil compensation
Corresponds to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As indicated in Note 1 c) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S/321.9 million and US$40.7 million. As of December 31, 2021, the amount equivalent to the present value resulting from the amounts descrived above is recorded as one provision total S/164.6 million and US$18.9 million, equivalent to a total S/240.1 million.

Administrative process Indecopi
On March 9, 2021, Cumbra Peru S.A. was notified with an “Informe Final de Instrucción” prepared by INDECOPI's Technical Secretary, in relation with the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination a coordination system through which they illegally distributed several contract tenders conducted by Provias Nacional and other governmental entities. Such report was subject to approval by INDECOPI's “Comision de Defensa de la Libre Competencia”, which on November 15, 2021, through Resolution Nº080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Perú S.A. On December 9, 2021, Cumbra Perú filed an appeal against such ruling, suspending its application. As of December 31, 2021, the Company and its legal advisors estimated, based on the aforementioned, a provision of S/50.2 million.

Securities Class actions NY SEC
During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.
As of July 2, 2020, the Company signed the settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. The Company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. In september 2020 , the Company paid US$0.3 millones (equivalent to S/1.1 million). On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.
On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%.
On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.
As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interest (as of December 31, 2020, US$14.7 million, equivalent to S/53.1 million, plus interest).
(b) Other legal provisions
As of December 31, 2021, corresponds to civil, labor, administrative and contentious administrative contingencies estimated at S/34.2 million (S/76 million as of December 31, 2020).
The provision for closure as of December 31, 2021 mainly corresponds to: i) provisions for the closure of wells of UNNA Energia S.A. for S/71.1 million and contractual compliance with Petroperu for S/3.4 million (as of December 31, 2020, S/48.4 million and S/3.2 million, respectively); ii) provision of costs associated with the closing of the concession contract of Red Vial 5 S.A. for S/5.1 million (as of December 31, 2020, S/4.5 million); and iii) provisions for net liabilities assumed by the partner in the Chicama Ascope Consortium and other minors for S/2.8 million in Cumbra Perú S.A.

The account movement for the periods ended December 31, 2020 and 2021 are as follows:
			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2020	267,532	10,787	50,116	328,435
Additions	121,404	3,161	2,450	127,015
Present value	3,604	-	2,182	5,786
Reversals of provisions	(30,806)	(2,458)	-	(33,264)
Reclasification	1,079	-	-	1,079
Payments	(3,938)	(3,314)	(1,799)	(9,051)
Translation adjustments / Exchange difference	9,366	-	-	9,366
At December 31, 2020	368,241	8,176	52,949	429,366

At January 1, 2021	368,241	8,176	52,949	429,366
Additions	52,654	29,395	10,815	92,864
Present value	19,627	-	9,780	29,407
Reversals of provisions	(13,027)	-	(2,957)	(15,984)
Reclasification	(52,783)	(299)	4,051	(49,031)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	8,022	19,760
At December 31, 2021	359,587	36,356	82,475	478,418

20. CAPITAL
As of December 31, 2021 and 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.
As of December 31, 2021, a total of 136,637,740 shares were represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.
As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.
21. EXPENSES BY NATURE
For the periods ended December 31, 2020 and 2021, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Salaries, wages and fringe benefits	946,631	75,677	1,022,308
Services provided by third-parties	949,545	33,411	982,956
Purchase of goods	565,052	-	565,052
Other management charges	158,929	14,322	173,251
Depreciation (Note 14)	79,732	6,393	86,125
Amortization (Note 14)	93,135	4,138	97,273
Impairment of accounts receivable	32,215	4	32,219
Taxes	5,956	68	6,024
Recovery of property, plant and equipment	4,950	-	4,950
Impairment of investments	38	-	38
Inventory recovery	(30)	-	(30)
	2,836,153	134,013	2,970,166

2021
Salaries, wages and fringe benefits	1,297,403	97,683	1,395,086
Services provided by third-parties	1,097,230	56,093	1,153,323
Purchase of goods	705,000	43	705,043
Other management charges	222,647	17,188	239,835
Depreciation (Note 14)	82,063	5,425	87,488
Amortization (Note 14)	102,452	3,642	106,094
Impairment of accounts receivable	9,420	2	9,422
Taxes	5,691	154	5,845
Impairment of property, plant and equipment	5,679	-	5,679
Impairment of inventory	2,984	-	2,984
	3,530,569	180,230	3,710,799

22. OTHER INCOME AND EXPENSES
For the periods ended December 31, 2020 and 2021, this item comprises:

	2020	2021
Other income:
Change in contract of the call option (a)	-	70,322
Sale of assets	9,118	9,618
Recovery of provisions and impairments	6,501	6,070
Insurance compensation	156	3,728
Penalty income	1,168	1,883
Supplier debt forgiveness	14,545	-
Others	4,072	5,593
	35,560	97,214

Other expenditures:
Asset impairment (b)	103,074	20,285
Civil repair to the Peruvian Government	64,571	25,745
Legal and tax litigation	32,186	27,742
Net cost of fixed assets disposal	6,478	7,794
Provision for well closure	112	7,211
Disposal of property, plant and equipment	501	3,764
Present value of the call option	2,326	-
Administrative fine	2,056	2,068
Renegotiation of contract with suppliers	4,889	176
Others	549	1,123
	216,742	95,908
	(181,182)	1,306

(a)  As of December 31, 2021, the subsidiary Cumbra Perú S.A. renegotiated the payment for the purchase of shares from the minority of the subsidiary Morelco S.A.S., such renegotiation ended with the signing of a new acquisition agreement for an amount of US$15.4 million, disregarding the original put option agreement. Consequently, the Company recorded "Other income - results from valuation of financial instruments" for an amount of S/70.3 million in the statement of income in 2021 (Note 18c).

(b)  As of December 31, 2021 corresponds to the impairment of other accounts receivable of S/20 million, as a consequence of the financial obligation assumed in favor of Adexus S.A.. As of December 31, 2020 corresponds to: i) impairment of other accounts receivable generated by the subsidiary Concesionaria Vía Expresa Sur S.A. for S/55.8 million, as a consequence of the new estimates of the Company on the recovery of the investment it maintains in the project, this project concession contract has been suspended by mutual agreement with the Municipality of Lima since June 2017; ii) impairment of other accounts receivable of CAM Holding S. P.A. for S/12.5 million for claims accepted against the guarantee account; iii) impairment of trade receivables generated by the subsidiary Concar S.A. for S/33.7 million to the Regional Government of Cusco iv) other minor for S/0.5 million of other receivables and S/0.5 million of trade receivables.
23. FINANCIAL INCOME AND EXPENSES
For the periods ended December 31, 2020 and 2021, this item comprises:

	2020	2021

Financial income:
Interest on loans to third parties	863	442
Profit for present value of financial asset or financial liability	32,734	3,127
Interest on short-term bank deposits	2,353	959
Commissions and collaterals	601	55
Interest on mutual funds	537	287
Others	2,228	903
	39,316	5,773

Financial expenses:
Interest expense on:
- Bank loans (a)	63,435	56,534
- Bonds	26,771	36,830
- Loans from third parties	12,612	12,642
- Right-of-use	4,259	3,982
- Financial lease	1,187	862
Commissions and collaterals	28,083	24,263
Interests from Tax Administration	4,827	13,723
Loss for present value of financial asset or financial liability (b)	4,552	53,757
Update of fair value of financial asset or financial liability (c)	-	12,402
Exchange difference loss, net	3,766	47,211
Derivative financial instruments	64	-
Other financial expenses	1,686	1,099
Less capitalized interest	(4,887)	(1,244)
	146,355	262,061

(a) The variation in interest corresponds mainly to Inversiones en Autopistas S.A. which increased by S/7.4 million due to the loan with BCI Peru (Nota 15 b)
(b) The increase is mainly generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/31.6 million (Note 11), due to the variation of the discount rate applied, which increased from 1.65% to 2.66%. Additionally, increase by the effect of the present value of the account payable according to the Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement” for S/11.1 million (Note 1 c).
(c) The increase corresponds entirely to Inversiones en Autopistas S.A. for the recognition of the fair value of the loan with BCI Peru (Note 15 b).
24. INCOME TAX
The condensed interim consolidated financial statements for the period ended September 30, 2021, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of December 31, 2021 is 263.7% (55.9% for the period ended in December 31, 2020).

25. CONTINGENCIES, COMMITTMENTS AND GUARANTEES
In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 19).
a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/289.9 million according to the following detail:

The appeal at SUNAT for S/212.7 million which includes S/91.7 million for 2014 Income Tax (Cumbra Peru S.A. for S/83.2 million and Cumbra Ingenieria S.A. for S/8.5 million), 2015 Income Tax and VAT for S/120.3 million (Aenza S.A.A. for S/109.2 millon, Cumbra Ingenieria S.A. for S/9.8 millon, UNNA Transporte S.A.C for S/0.9 millones, and Cumbra Peru S.A. for S/0.4 millones), and 2016 Income Tax in Constructor Chavimochic Consortium for S/0.7 millones.

Appeal at the Tax Court for S/77.2 million (Aenza S.A.A., Income Tax 2013 and 2014 for S/46.1 million; Cumbra Perú S.A., Income Tax 2012 for S/22.5 million; Cumbra Ingeniería S.A., Income Tax 2012 for S/5.1 million; and Viva Negocio Inmobiliario S.A., Income Tax 2009 and 2013 for S/3.5 million).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

The Company considers that the maximum exposure for other contingencies of the Corporate amounts to S/88.5 million according to the following detail:

Administrative processes amounting to S/12.6 million (Cumbra Perú S.A. for S/5.4 millon,Tren Urbano de Lima S.A. for S/4.9 million, Aenza S.A.A for S/2 million and UNNA Energía S.A. for S/0.3 million).

Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/63.7 million (Cumbra Perú S.A. for S/52.6 million, Red Vial 5 S.A.for S/5.7 million, Cumbra Ingeniería S.A. for S/3.8 million, UNNA Transporte S.A.C for S/1.1 million and Viva Negocio Inmobiliario S.A. for S/0.5 million).

Contentious administrative process, corresponding mainly to non-compliance amounting to S/3.7 million (UNNA Energía S.A. for S/1.9 million, Morelco SAS for S/1.1 million and Cumbra Perú S.A. for S/0.7 million)

Labor dispute processes amounting to S/8.5 million (Morelco SAS for S/5.9 million, UNNA Energía S.A. and subsidiaries for S/1.9 million and UNNA Transporte S.A.C for S/0.7 million).
c) Letters bonds and guarantees
The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$388.3 million (US$427.5 million, as of December 31, 2020).
26. DIVIDENDS
In compliance with certain covenants, the company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, “the Agreement” does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been amortized.

For the period ended December 31, 2021, the Corporation’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/43 million (S/84.2 million for period  ended in December 31, 2020).
27. LOSS PER SHARE
The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.
For the periods ended December 31, 2020 and 2021, the basic loss per common share is as follows:
		2020	2021

Loss attributable to owners of the Company
during the period		(217,871)	(131,850)
Weighted average number of shares in issue
at S/1.00 each, at December 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.250)	(0.151)

		2020	2021

Loss from continuing operations attributable to owners
of the Company during the period		(200,947)	(105,076)
Weighted average number of shares in issue
at S/1.00 each, at December 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.230)	(0.121)

(*) The Corporation does not have common shares with dilutive effects at December 31, 2020 and 2021.

28. DISCONTINUED OPERATIONS
On November 19, 2019, Adexus filed an application for reorganization under law 20720 with the Chilean courts of justice.  As a consequence, the Company impaired the total investment value as of December 31, 2019.  On January 9th, 2020, the Company informed that the creditors committee of Adexus approved, with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of its reorganization procedure.

On December 27, 2021 the Company signed a purchase-sale agreement for their total share (representing 100%) of Adexus S.A.  Purchase price was US$1.  Such agreement was approved on December 28, 2020 by the creditor’s committee within the request for amendment to the restructuring agreement presented by Adexus on October 13th, 2021.  On January 5th, 2022, the Judicial Court for this case approved the amendment, which allowed the transfer of shares.

Below is the information on the financial result and cash flow from discontinued operations related to Adexus S.A.

	Discontinued operations
	2020	2021

Revenues	167,624	162,967
Operating costs	(157,268)	(157,299)
Gross profit	10,356	5,668

Administrative expenses	(18,896)	(21,698)
Other (expenses) income, net	(1,664)	20
Operating loss	(10,204)	(16,010)

Financial expenses	(10,588)	121
Financial income	104	(15,847)
Loss before income tax	(20,688)	(31,736)
Income tax	3,764	4,962
Loss from discontinued operations	(16,924)	(26,774)

Net effect in consolidated	(16,924)	(26,774)

Cash flows relating to the discontinued operations are as follows:

Net increase generated in subsidiary	3,577	5,662

29. EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION
Between December 31, 2021 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.